

March 20, 2014

<u>Via E-mail</u>
Uladzimir Astafurau
President, Principal Executive Officer and Secretary
Asta Holdings, Corp.
14 Zelenaya Street, Ste. 20
Guryevsk, Russian Federation, 238300

> **Re: Asta Holdings, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 6, 2014**
> **File No. 333-193153**

Dear Mr. Astafurau:

We have reviewed your responses to the comments in our letter dated February 20, 2014 and have the following additional comment.

<u>Exhibit 23.1 Consent of the Independent Registered Public Accounting Firm</u>

1. Please revise the last sentence in the first paragraph of the consent to refer to the period "from June 12, 2013 (inception) to January 31, 2014" rather than "the period from June 12, 20123 (inception) to January 31, 2014".

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Thomas E. Stepp, Jr., Esq.